SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1)*

The Providence Service Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

743815102
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No.	743815102	Schedule 13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Palladium Equity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	743815102	Schedule 13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Palladium Equity Partners III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	743815102	Schedule 13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Marcos A. Rodriguez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	743815102	Schedule 13G	Page 5 of 10 Pages

This Statement on Schedule 13G (this “Statement”) amends and supplements as Amendment No. 1, the Statement on Schedule 13G filed on February 19, 2009 (the “Initial 13G”) and relates to shares of common stock, par value $0.001 per share, which can be obtained by the Reporting Persons (as defined below) upon the conversion of convertible notes (the “Shares”), of The Providence Service Corporation (the “Issuer”). This Statement is being filed by the Reporting Persons to report (i) the disposition of the Shares and (ii) that each of the Reporting Persons has ceased to be a beneficial owner of more than five percent of the Shares.

Item 1(a)	Name of Issuer

The Providence Service Corporation

Item 1(a)	Address of Issuer’s Principal Executive Offices

5524 East Fourth Street, Tucson, Arizona 85711

Item 2(a)	Name of Person Filing

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Palladium Equity Partners III, L.P. (“Palladium”)

ii.	Palladium Equity Partners III, L.L.C. (“Palladium General Partner”)

iii.	Marcos A. Rodriguez (“Mr. Rodriguez”)

Item 2(b)	Address of Principal Business Office, or, if none, Residence:

Each Reporting Person’s principal business address is Rockefeller Center, 1270 Avenue of the Americas, Suite 2200, New York, New York 10020.

Item 2(c)	Citizenship

i.	Palladium is a Delaware limited partnership.

ii.	Palladium General Partner is a Delaware limited liability company.

iii.	Marcos A. Rodriguez is a citizen of the United States.

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c) check whether the person is filing a:

This Item 3 is not applicable.

CUSIP No.	743815102	Schedule 13G	Page 6 of 10 Pages

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned

Palladium was the record holder of the Shares. Palladium General Partner is the general partner of Palladium. Mr. Rodriguez is the managing member of Palladium General Partner.

As of December 31, 2010, each Reporting Person beneficially owned zero (0) Shares.

Item 4(b)	Percent of Class

As of December 31, 2010, each Reporting Person beneficially owned zero percent (0%) of the Shares.

Item 4(c)	Number of shares as to which the person has:

1.	Palladium

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

CUSIP No.	743815102	Schedule 13G	Page 7 of 10 Pages

2.	Palladium General Partner

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

3.	Mr. Rodriguez

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following:    ☑

Item 6	Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10	Certification

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

PALLADIUM EQUITY PARTNERS III, L.P.

By:	Palladium Equity Partners III, L.L.C.,
Its General Partner

By:	/s/ Marcos A. Rodriguez
Name: Marcos A. Rodriguez
Title: Managing Member

PALLADIUM EQUITY PARTNERS III, L.L.C.

By:	/s/ Marcos A. Rodriguez
Name: Marcos A. Rodriguez
Title: Managing Member

MARCOS A. RODRIGUEZ

By:	/s/ Marcos A. Rodriguez
Name: Marcos A. Rodriguez

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement